Exhibit 99.1

IDEX Biometrics - CFO

Oslo, Norway – 31 March 2021 - IDEX Biometrics ASA, today announced that Derek P. D’Antilio will step down from his position as Chief Financial Officer effective 23 April 2021. Mr. D’Antilio has accepted a position with another company. IDEX has initiated the process of finding his successor and expects to appoint the Company’s next CFO by 1 May 2021. The company has appointed Erling Svela, VP of Finance of IDEX as interim CFO effective 24 April 2021. Mr. D’Antilio will remain with IDEX in an advisory role to assist with an orderly transition.

“On behalf of IDEX, I want to thank Derek for his many and significant contributions to IDEX,” said Chief Executive Officer, Vince Graziani. “Derek is a well-respected senior executive who, as Chief Financial Officer beginning in 2019, has been instrumental in raising capital, leading our Nasdaq listing, and helping position the Company for future success. We wish Derek continued success in this next chapter of his career.”

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

Derek D’Antilio, Chief Financial Officer

E-mail: derek.dantilio@idexbiometrics.com

Tel: +1 978 273 1344

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics

Trademark Statement

The wordmark ‘IDEX’ and the IDEX logo are registered trademarks of IDEX ASA. All other brands or product names are the property of their respective holders.